July 20, 2005


Mr. Michael A. Bardell
Chief Financial Officer
Dynamic Oil & Gas, Inc.
#230-10991 Shellbridge Way
Richmond, British Columbia V6X 3C6
Canada

	Re:	Dynamic Oil & Gas, Inc.
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Response Letter dated July 15, 2005
      File No. 0-17551

Dear Mr. Bardell:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments.
Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Engineering Comments

Estimated Reserves of Crude Oil, Natural Gas and Natural Gas
Liquids,
page 28


1. Regarding your response number 6, please provide performance graphs of production versus time for the following wells:


                     Cypress
St. Albert
00/d-38-E/94-B-9/0                                         03/13-
25-
53-26W4/6
00/a-70-F/94-B-15/0                                        00/6-
25-
53-26W4/6
00/d-67-F/94-B-15/0                                        00/15-
36-
53-26W4/2
02/b-27-K/94-B-15/0                                       02/3-1-
54-
26W4/3

Please annotate on each graph the forecasted future production that you estimated as of December 31, 2003.

2. Even though you report reserves under NI 51-101, for U.S.
investors please provide a comparative table and reconciliation narrative explaining any differences between the estimates using
Commission definitions and the National Instrument 51-101 definitions.


Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.
Also,
file the response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact James Murphy, Petroleum Engineer, at (202)
551-
3703 with questions about engineering comments. Please contact me at
(202) 551-3745 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Michael A. Bardell
Dynamic Oil & Gas, Inc.
June 20, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010